SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2019

Woori Financial Group Inc.

(Translation of Registrant’s name into English)

51, Sogong-ro, Jung-gu, Seoul, 04632, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

REPORT OF A MATERIAL EVENT

– RESOLUTION REGARDING STOCK EXCHANGE

Transaction type			Stock exchange

- Form of stock exchange			Small-scale

Counterparty for stock exchange	A. Name of company		Woori Card Co., Ltd (the “Company”)

	B. Representative		Won-Jae Chung

	C. Main business		Credit card and installment financing services

	D. Relationship with the company		Affiliate company

	E. Total number of issued shares	Common shares	179,266,200
		Class shares	—

	F. Summary financial information for the most recent fiscal year (in Won)	Total assets	9,983,104,238,399
		Total liabilities	8,296,355,760,195
		Total equity	1,686,748,478,204
		Capital stock	896,331,000,000

Stock exchange ratio			Woori Financial Group Inc. (“Woori Financial Group”) : Woori Card = 1:0.4697442

Basis of calculation of stock exchange ratio

(1)   Exchange price of the parent company (Woori Financial Group)

-   Weighted average of the closing share prices for the most recent one-month period (May 21, 2019~June 20, 2019): Won 14,039

-   Weighted average of the closing share prices for the most recent one-week period (June 14, 2019~June 20, 2019): Won 14,196

-   Closing share price as of the most recent date (June 20, 2019): Won 14,400

-   Arithmetic mean of (i), (ii) and (iii): Won 14,212

-   Exchange price: Won 14,212

(2)   Exchange price of Woori Card, which is becoming a wholly-owned subsidiary

-   Asset value: Won 8,947

-   Earnings value: Won 5,162

-   Intrinsic value (weighted average) : Won 6,676

-   Exchange price: Won 6,676

(3)   Calculation of stock exchange ratio

Based on the calculation of the exchange price, the exchange ratio of the stock exchange was calculated as Woori Financial Group : Woori Card = 1:0.4697442 and Woori Card shareholders are to be allotted 0.4697442 shares of Woori Financial Group for each share of Woori Card; however, Woori Card shareholders will be granted 0.2348651 shares of Woori Financial Group and Won 3,338 for each share of Woori Card.

The total number of common shares to be newly issued by Woori Financial Group to the shareholders entitled to the stock exchange will be 42,103,377 shares and the total payment amount will be Won 598,390,575,600.

Matters relating to external appraisal	External appraisal	Yes

	- Basis and reasons	The external appraisal of the appropriateness of the exchange amount and exchange ratio for the stock exchange was conducted pursuant to Article 176-6, Paragraph 3 of the Enforcement Decree of the Financial Investment Services and Capital Markets Act.

	Name of external appraisal organization	Samil PricewaterhouseCoopers

	External appraisal period	April 1, 2019~June 20, 2019

	Opinion of the external appraisal organization	Unqualified

Purpose of the stock exchange		To enhance Woori Financial Group’s corporate value by enhancing management efficiency and creating business synergy and unity between Woori Card and Woori Financial Group through the integration of Woori Card as a wholly-owned subsidiary through the stock exchange.

Stock exchange schedule	Date of stock exchange plan	July 3, 2019

	Record date for determining shareholders for the general meeting of shareholders	July 1, 2019

	Closure period of the shareholder register	Start date	July 2, 2019
		End date	July 9, 2019

	Period for filing notice of objection to the stock exchange	Start date	July 10, 2019
		End date	July 17, 2019

	Effective date of stock exchange	September 10, 2019

	Delivery of new share certificates (expected)	September 25, 2019

	Listing of new shares (expected)	September 26, 2019

Name of parent company after the stock exchange		Woori Financial Group Inc.

Date of resolution of the board of directors		June 21, 2019

- Attendance of outside directors	Attending	4
	Not attending	1

- Attendance of statutory auditors (audit committee members that are not outside directors)		—

Agreement for put options, etc.		No

Requirement for submission of securities registration statement		Applicable

Other matters necessary for an investor’s decision

•

As the stock exchange plan is based on the small-scale stock exchange procedures of Article 360-10 of the Commercial Code, opposing shareholders (in the case of Woori Financial Group) will not be granted appraisal rights.

However, in accordance with Article 360-10, Paragraph 5 of the Commercial Code, if a shareholder who owns more than 20% of the total number of issued shares of Woori Financial Group opposes the stock exchange plan, the ordinary procedures for a stock exchange should be followed instead of the small-scale stock exchange procedures. The period for filing a notice of objection to the small-scale stock exchange will be from July 10, 2019 to July 17, 2019.

•	The comprehensive stock exchange plan between Woori Financial Group and Woori Card may be modified or terminated due to certain reasons.

•

On June 21, 2019, the board of directors of Woori Financial Group approved the process of approving the stock exchange plan through a resolution of the board of directors in lieu of a shareholders’ meeting pursuant to the small-scale exchange procedures of Article 360-10 of the Commercial Code.

•	The matters and schedule set forth above are subject to change through consultation with or approval of the relevant regulatory authorities or consultation among the parties to the agreement.

•

Woori Financial Group and Woori Bank have engaged advisors including Goldman Sachs to review and discuss potential sales to strategic or financial investors (domestic or foreign) of the Woori Financial Group shares to be held by Woori Bank as a result of this stock exchange.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Financial Group Inc.
(Registrant)

Date: June 21, 2019	By:	/s/ Kyong-Hoon Park
(Signature)
	Name :	Kyong-Hoon Park
	Title :	Deputy President

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